Exhibit 97.1
Spectrum Brands Holdings, Inc.
Compensation Clawback Policy
Summary
The policy governs the circumstances under which applicable incentive compensation provided by Spectrum Brands Holdings, Inc. (the “Company”) and its subsidiaries to executive officers may be subject to forfeiture, disgorgement, recoupment, or diminution (“clawback”). The policy has been amended as required by Section 954 of the Dodd-Frank Act and Rule 10D-1 of the Securities Exchange Act of 1934 and the stock exchange listing rules promulgated in connection therewith (collectively, the “Section 10D Rules”).
Scope
This policy applies to all executive officers of Spectrum Brands Holdings, Inc. and its subsidiaries globally. In the event any provision of this policy conflicts with any other policy of Spectrum Brands Holdings, Inc. or any applicable federal or state regulations, the applicable then current federal or state regulations and/or stricter rule will always apply. In addition, this policy shall comply with the Section 10D Rules where applicable.
Policy
INTRODUCTORY STATEMENT OF POLICY
All applicable compensation provided by the Company to executive officers is provided subject to all applicable laws and regulations providing for clawback of incentive compensation and to the additional terms and conditions of this Compensation Clawback Policy (the “Policy”).
The Company believes that incentive compensation offered to its executive officers should be subject to clawback in order to incentivize executive officers to manage the Company’s risks carefully and avoid acts and practices that expose the Company to undue risk of short- or long-term financial loss, reputational damage, or similar adverse impacts, and to ensure that incentive compensation realized by executive officers fairly reflects the short- and long-term value of the services provided by the executive officers. The primary method of subjecting incentive compensation to clawback is through compensation design features, which expose our executive officers to loss of potential compensation in the event of such adverse impacts. These design features include multi-year performance and vesting periods. In addition, certain officers of the Company are expected to hold specified amounts of Company. common stock under the Company’s Stock Ownership Guidelines while employed in such positions, further exposing them to risk of financial loss in the event of adverse impacts. These design features and holding mandates serve similar objectives as post-payout clawback policies.
Despite these design features and holding requirements, the Company acknowledges that in certain circumstances they may be insufficient as an incentive for executive officers to avoid undue risk-taking and ensure the fairness of realized compensation. To address these circumstances, the Company has adopted this Policy, which addresses the clawback of incentive compensation awarded to any executive officer under certain circumstances.
I.ADMINISTRATION OF POLICY
The administration of this Policy and the discretion to make all determinations under this Policy shall be exercised by the Company’s Board of Directors (the “Board”) and/or the Compensation Committee of the Board.

Exhibit 97.1
II.DEFINITIONS
For purposes of this Policy, the following terms shall have the meanings set forth below:
The term “executive officer” shall be as defined by the Section 10D Rules, which includes any current or former executive officers designated by the Board as officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.
The term “incentive compensation” shall mean compensation granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure.
The term “financial reporting measure” shall mean a measure determined and presented in accordance with accounting principles used in preparing the Company’s financial statements, any measure derived wholly or in part from such measure (including non-GAAP measures), and the stock price or total shareholder return of the Company’s equity securities. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission (the “SEC”).
For purposes of this Policy, incentive compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.
III.CLAWBACK POLICY
A.Mandatory Clawback
The Board or Compensation Committee shall require the forfeiture, disgorgement, return, or adjustment of certain incentive-based compensation to the Company in the following circumstances (the “Mandatory Clawback”):
1.This section shall in all events be subject to the requirements of the Section 10D Rules and shall apply in the event of any accounting restatement of the Company’s financial results due to its material non-compliance with financial reporting requirements under the securities laws (a “Restatement”), as determined in accordance with the Section 10D Rules. This section shall apply with respect to incentive compensation “received” (as defined above) on or after October 2, 2023, and during the period (the “Clawback Period”) consisting of any of the three completed fiscal years (or otherwise as required by the Section 10D Rules) immediately preceding: (i) the date that the Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
a.The “Recoverable Amount” shall be the amount of incentive compensation received by the current or former executive officer that exceeds the amount that otherwise would have been received had it been determined based on the restatement, as determined in accordance with the Section 10D Rules. The Recoverable Amount will be calculated on a pre-tax basis.
b.In the event of a Restatement, the Board or the Compensation Committee will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover from its current or former executive officers the Recoverable Amount, unless the Compensation Committee determines that it would be impracticable to recover such amount because the direct costs of enforcing recovery would exceed the Recoverable Amount or otherwise as permitted by the Section 10D Rules.
c.The Board or the Compensation Committee shall have the authority to determine the method of recovering the Recoverable Amount, including with respect to equity awards or shares acquired under equity awards, in a manner consistent with the Section 10D Rules, including as set forth below under “Remedies”.

Exhibit 97.1
d.The Company will not indemnify or provide insurance to cover any repayment of incentive compensation in accordance with this Policy.
2.As required by Section 304 of the Sarbanes Oxley Act of 2002, which generally provides that, if the Company is required to prepare an accounting restatement due to material noncompliance as a result of misconduct with financial reporting requirements under the securities laws, then the Chief Executive Officer and Chief Financial Officer must reimburse the Company for any incentive-based compensation or equity compensation and profits from the sale of the Company’s securities during the 12-month period following initial publication of the financial statements that had been restated
3.As required by any other applicable law, regulation or regulatory requirement.
B.Discretionary Clawback
The Board or Compensation Committee in their discretion may require in the following circumstances that any executive officer who has been awarded incentive-based compensation shall forfeit, disgorge, return, or adjust such compensation (the “Discretionary Clawback”).
1.If the Company suffers significant financial loss, reputational damage, or similar adverse impact as a result of actions taken or decisions made by the executive officer in circumstances constituting illegal or intentionally wrongful conduct, or gross negligence.
2.If the executive officer is awarded or is paid out under the Company’s Equity Incentive Plan or 2020 Omnibus Equity Plan, as such plans may be amended or restated from time to time, and any successor equity award plans, the Company’s Management Incentive Plan, as such plan may be amended or restated from time to time, or any other incentive compensation plan of the Company (collectively, the “Plan”) on the basis of a material misstatement of financial calculations or information or if events coming to light after the award disclose a material misstatement which would have significantly reduced the amount of the award or payout if known at the time of the award or payout.
IV.COMPENSATION SUBJECT TO RECOVERY
Awards and incentive compensation subject to clawback under this Policy include equity awards, whether or not vested or restricted, shares acquired upon vesting or lapse of restriction; short- and long-term incentive bonus and similar compensation; discretionary bonuses; and any other awards or compensation under the Plan. To the extent incentive compensation qualifies as both Mandatory Clawback and Discretionary Clawback, such compensation shall be considered subject to Mandatory Clawback.
Each award agreement or other document setting forth the terms and conditions of any incentive compensation shall be deemed to incorporate the requirements of this Policy.

Exhibit 97.1
V.REMEDIES
Except to the extent otherwise required by applicable law or by the Section 10D Rules, any clawback under this Policy may, in the discretion of the Board or the Compensation Committee, be effectuated through the reduction, forfeiture, or cancellation of awards, the return of paid-out cash or exercised or released shares, adjustments to future incentive compensation opportunities or in such other manner as the Board and Compensation Committee in their discretion determine to be appropriate. When the Board or Compensation Committee determines to seek a recovery pursuant to this Policy, it shall make a written demand for repayment from the executive officer and, if the executive officer does not promptly tender repayment in response to such demand, and the Board determines that he or she is unlikely to do so, the Board may engage counsel and take any action it deems necessary and proper against the executive officer to obtain such repayment. Any clawback under this Policy shall not limit or prohibit any disciplinary actions the Company may take against the executive officer, up to and including termination of employment.

VI.COMPENSATION COMMITTEE AND BOARD DISCRETION
Except with respect to the Mandatory Clawback, the Compensation Committee and the Board shall have full discretion to decline to seek recovery under this Policy to the extent permitted by applicable law. In exercising its discretion with respect to a Discretionary Clawback, the Compensation Committee and Board may, to the extent permitted by applicable law, consider (i) the likelihood of success in achieving the recovery, given the anticipated cost and management effort required, (ii) whether the assertion of a claim for recovery may prejudice the interests of the Company, including in any related proceeding or investigation, (iii) any pending legal proceeding relating to the underlying cause(s) of the clawback, (iv) the degree of harm suffered by the Company, (v) the executive officer’s responsibility for the harm and his or her state of mind relative to the acts or decisions giving rise to the harm, (vi) the extent to which the executive officer was acting in accordance with Company policies, procedures, and processes, (vii) the extent to which others were responsible for the acts or decisions giving rise to the harm, (viii) the position and responsibilities of the executive officer relative to the magnitude of harm suffered by the Company, (ix) the long-term value of the executive officer to the Company, and (x) such other factors as the Compensation Committee and the Board deem to be appropriate.

VII.EXECUTIVE OFFICER RIGHTS
Before the Compensation Committee or the Board determines to seek a Discretionary Clawback recovery pursuant to this Policy, the executive officer will be provided written notice and the opportunity to be heard at a meeting of the Compensation Committee (which may be in-person or telephonic, as determined in the discretion of the Compensation Committee).

VIII.COMPLIANCE WITH SECTION 409A
Any set-offs of deferred benefits to recoup the amounts to be repaid by executive officers under this Policy shall be made in a manner that complies with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder. To the extent any Recoverable Amount represents an award which has previously been deferred, such deferred compensation award shall be forfeited. Without otherwise limiting the Company’s authority to recover the Recoverable Amount or other amounts due hereunder, the Company shall have the authority to unilaterally forfeit an executive officer’s deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code.

Exhibit 97.1
IX.SEVERABILITY
If any provision of this Policy or the application of any provision in this Policy to an executive officer shall be adjudicated to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal, or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

Exhibit 97.1
Spectrum Brands Holdings, Inc.
Compensation Clawback Policy Acknowledgment and Consent

As a condition of receiving a potential bonus, incentive compensation (including equity awards), or other incentive award from Spectrum Brands Holdings, Inc. (the “Company”), the undersigned agrees that any such bonus, incentive compensation, or other incentive award after the date of this Acknowledgment is subject to recovery or “clawback” pursuant to the terms of the Spectrum Brands Holdings, Inc. Compensation Clawback Policy attached hereto (the “Policy”). To the extent the Company’s recovery right conflicts with any other contractual rights I may have with the Company, I understand that the terms of the Policy shall supersede any such contractual rights. The terms of the Policy shall apply in addition to any right of recoupment against me under applicable law.

Acknowledgement and Consent:

I acknowledge that I have reviewed the Policy and I agree to abide by the provisions of the Policy.

Executive Officer	Date